[Reference Translation]

December 1, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima, General Manager, Accounting Division (Telephone Number: 0565-28-2121)

Notice Concerning Collaboration with BMW

Toyota Motor Corporation hereby notifies that it and BMW Group today signed a memorandum of understanding (MOU) concerning a mid-to-long-term collaboration on next-generation environment-friendly technologies.

Please see the attached press release for the details regarding the above.

December 1, 2011

BMW Group

Toyota Motor Europe

Toyota Motor Corporation

BMW Group and Toyota Agree to Mid-to-long-term Research

Collaboration in Environment-friendly Technologies

BMW Group to Supply 1.6L and 2.0L Fuel Efficient Diesel Engines to Toyota Motor Europe

BMW Group (BMW) and Toyota Motor Corporation (TMC) announce that they today signed a memorandum of understanding (MOU) concerning a mid-to-long-term collaboration on next-generation environment-friendly technologies.

Under the MOU, the two companies agreed on a collaborative research in the field of next-generation lithium-ion battery technologies. Furthermore, they have agreed to identify and discuss other possible collaborative projects.

In addition, Toyota Motor Europe (TME), TMC’s European subsidiary, and BMW have entered into a contract under which BMW is to supply 1.6 liter and 2.0 liter diesel engines to TME starting in 2014. The engines will be installed in certain Toyota-produced vehicles planned for sale in the European market. Through this agreement, Toyota plans to expand its European lineup and sales of fuel-efficient, low CO2-emission diesel-powered vehicles.

Marking the announcement, Norbert Reithofer, Chairman of the Board of Management of BMW AG, said: “Toyota is the leading provider of environment-friendly series technology in the volume segment and the BMW Group is the most innovative and sustainable manufacturer of premium automobiles. We are now joining forces to further develop environment-friendly technologies and to expand our innovation leadership in each of our segments. Supplying Toyota with our fuel efficient and dynamic diesel engines represents another important step in the planned expansion of our sales activities for engines and powertrain system.”

Representing TMC, President Akio Toyoda said: “It is a great joy and a thrill to enter into this mid-to-long-term collaborative relationship with BMW, a company with its own culture and history from its many years of car manufacturing in Europe, and a company that makes cars that are fun to drive. In the spirit of contributing to furthering the development of the auto industry and society, both companies will bring their wide-ranging knowledge—starting with that concerning environmental technologies—to the table and make ever-better cars.”